EXHIBIT 21.1

List of Subsidiaries of Laredo Petroleum Holdings, Inc.

Jurisdiction of Incorporation or
Name of Subsidiary	Organization
Laredo Petroleum, Inc.	Delaware
Laredo Petroleum—Dallas, Inc.	Delaware
Laredo Gas Services, LLC	Delaware
Laredo Petroleum Texas, LLC	Texas